                                                               Exhibit (a)(1)(C)


                            [FREEMARKETS LETTERHEAD]


July 6, 2001

Dear FreeMarkets Option Holder:

As you are aware, there has been a fundamental change in the valuation of business-to-business Internet stocks since our initial public offering in 1999. As a result, many of our outstanding options have exercise prices that are significantly higher than the current market price of our common stock.

Our board of directors is concerned that these options are not creating a meaningful long-term performance incentive for our employees. Accordingly, I am pleased to inform you that the board of directors has approved a voluntary stock option exchange program. Under the program, you will have the opportunity to exchange your outstanding stock options with an exercise price of $20.00 or more for new options to be granted on or promptly after the first trading day that is at least six months and one day after we accept and cancel the options which are elected for exchange.

The number of new options you will receive will be based on an exchange ratio which is determined by the exercise price of the options you elect to exchange. The new options will have an exercise price equal to the closing price of our common stock on the date the new options are granted. We currently expect the grant date to occur in February 2002.

The offer to exchange options is being made under the terms and subject to the conditions of an offer to exchange and election form which accompany this letter. The offer to exchange contains detailed information about the program, including a detailed set of questions and answers. Please read the materials carefully since they contain important information about how you may participate in the program and the terms of the new options that you will be eligible to receive in the event that you decide to participate.

We make no recommendation as to whether you should elect to exchange your options. Each employee must make his or her individual decision.

If you have any questions concerning the program, please e-mail Christina Spangler at cspangler@freemarkets.com.

Sincerely,


Glen T. Meakem